Item 77I

On June 30, 2014, Neuberger Berman California Intermediate Municipal Fund Inc. (the Fund) issued 590 Variable Rate Term Preferred Shares Series A (the Preferred Shares) in a private placement with an aggregate liquidation preference of $59 million. Distributions are accrued daily and paid monthly at a floating rate. For financial reporting purposes only, the liquidation preference of the Preferred Shares is recognized as a liability in the Statement of Assets and Liabilities in the Funds annual report for the period ended October 31, 2014. The Term Redemption Date for the Preferred Shares is June 30, 2019. The Fund may redeem Preferred Shares, in whole or in part, at its option after giving a minimum amount of notice to the Preferred Shareholders, but will incur additional expenses if it chooses to do so.

The Fund is also subject to certain restrictions relating to the Preferred Shares.Failure to comply with these restrictions could preclude the Fund from declaring any distributions to holders of common stock or repurchasing shares of common stock and/or could trigger the mandatory redemption of Preferred Shares at their iquidation preference plus accrued but unpaid distributions. The holders of Preferred Shares are entitled to one vote per share and will vote with holders of common stock as a single class, except that the holders of Preferred Shares will vote separately as a class on certain matters, as required by law or the Funds organizational documents. The holders of Preferred, voting as a separate class, are entitled at all times to elect two Directors of the Fund, and to elect a majority of the Directors of the Fund if the Fund fails to pay distributions on the Preferred Shares for two consecutive years.